Samsung Securities (America), Inc.

(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12
SEC FILE NUMBER
8-50272

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Samsung Securities (America) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Avenue of the Americas, 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sewon Oh	212-972-2242	sewon.oh@samsungfn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sejong LLP
(Name – if individual, state last, first, and middle name)

65 Challenger Road, Suite 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

08/16/2011	5519
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL





OATH OR AFFIRMATION

I, Sewon Oh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Samsung Securities (America) Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

____

Notary Public

OKECHUKWU BEDE OKORO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in BRONX County
01OK6104594
MY COMMISSION EXPIRES 02/24/2024

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Samsung Securities (America), Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. as of December 31, 2023, the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31. 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Samsung Securities (America), Inc.'s management. Our responsibility is to express an opinion on Samsung Securities (America), Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Samsung Securities (America), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, J and K – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Samsung Securities (America), Inc.'s financial statements. The supplemental information is the responsibility of Samsung Securities (America), Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the

supplemental information contained in Schedule I – Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Schedule I, J and K – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Samsung Securities (America), Inc.'s auditor since 2022.

SEJONG LLP

Ridgefield Park, New Jersey
February 9, 2024

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

CASH AND CASH EQUIVALENTS	$	2,671,390
TIME DEPOSITS		33,978,488
INTEREST RECEIVABLE		908,116
RECEIVABLE FROM PARENT		211,587
PREPAID INCOME TAXES		18,838
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $72,358		180,555
DEFERRED TAX ASSETS		446,073
RIGHT-OF-USE ASSET		1,067,902
OTHER ASSETS		52,416
TOTAL ASSETS	$	39,535,365

LIABILITIES AND STOCKHOLDER'S EQUITY

LEASE LIABILITY	$	1,121,696
ACCRUED EXPENSES AND OTHER		400,334
TOTAL LIABILITIES		1,522,030
STOCKHOLDER'S EQUITY:		
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		33,013,335
TOTAL STOCKHOLDER'S EQUITY		38,013,335
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	39,535,365

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Service revenue	$	2,973,070
Interest		1,684,099
Total revenues		4,657,169
EXPENSES:		
Employee compensation and benefits		1,455,536
Occupancy and equipment rental		258,862
Communications and data processing		260,898
Professional fees		212,362
Other operating expenses		377,325
Total expenses		2,564,983
INCOME BEFORE INCOME TAX EXPENSES		2,092,186
INCOME TAX EXPENSE		659,327
NET INCOME	$	1,432,859

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,432,859
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		17,095
Loss on disposal of property and equipment		11
Noncash lease expenses		(1,839)
Deferred income taxes		419,272
Changes in assets and liabilities:		
Interest receivable		(792,945)
Receivable from Parent		(123,142)
Prepaid income taxes		2,033
Other assets		4,950
Accrued expenses and other liabilities		147,018
Net cash provided by operating activities		1,105,312
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of time deposits		(21,492,416)
Redemption of time deposits		20,607,208
Purchase of property and equipment		(177,419)
Net cash used in investing activities		(1,062,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS:		42,685
Beginning of year		2,628,705
End of year	$	2,671,390
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	238,022

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

	Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity	
STOCKHOLDER'S EQUITY — January 1, 2023	50	$	50	$	4,999,950	$	31,580,476	$	36,580,476
Net income							1,432,859		1,432,859
STOCKHOLDER'S EQUITY — December 31, 2023	50	$	50	$	4,999,950	$	33,013,335	$	38,013,335

See notes to financial statements.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company introduces all transactions to its Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits — Time deposits represent certificates of deposits placed with reputable financial institutions with an original maturity terms of greater than three months and carried at fair value.

Income Tax — The Company accounts for income tax in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income

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tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2023.

Revenue Recognition — The Company recognizes service revenue based on operating expenses incurred plus certain agreed-upon mark-ups on such expenses. Interest revenue is recognized when earned.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements — The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2023.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model with observable inputs. The carrying amounts reported in the statement of financial condition for cash and cash equivalents, categorized as level 1 in the fair value hierarchy, and receivable from Parent and interest receivable, categorized as level 2 in the fair value hierarchy, approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases — The Company accounts for its leases in accordance with ASC 842, *Leases*. For leases that have greater than 12-month lease term, a right-of-use ("ROU) asset and lease liability is recognized based on the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, developed based upon each lease's term. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. For our operating lease, the ROU asset also includes any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. Lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

3. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the alternate method. Under this method, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2023, the Company has net capital of $16,779,505, which exceeds the required net capital by $16,529,505.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. **INCOME TAX**

Income tax expenses for the year ended December 31, 2023 are summarized as follows:

	Current		Deferred		Total	
Federal	$	101,747	$	309,102	$	410,849
States and Local		138,308		110,170		248,478
	$	240,055	$	419,272	$	659,327

The difference between the effective tax rate on income before income tax and the federal statutory rate was mainly due to state and local income taxes, net of federal income tax benefits, and permanent differences.

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets (liabilities) as of December 31, 2023 are as follows:

	Deferred Tax Assets (Liabilities)
Net operating loss carryover	$ 369,040
Property and equipment	(12,706)
Accrued expense and allowance	72,322
ROU asset	(345,750)
Lease liability	363,167
Net deferred tax assets	$ 446,073

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance. The net change in the valuation allowance for the year ended December 31, 2023 was a decrease of approximately $30,000. As of December 31, 2023, the Company does not have Federal net operating loss carryforwards available. Meanwhile, the Company has state and local net operating loss carryforwards amounting to approximately $3,215,000 and $3,280,000, respectively, which expire in various years through December 31, 2037.

The Company's corporate income tax returns for the years ended December 31, 2020 through 2022 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2023.

5. **RELATED PARTY TRANSACTIONS**

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expenses incurred by the Company plus certain agreed-upon mark-ups on such expenses. Such service revenue from the arrangement with the Parent amounted to approximately $2,973,000 for the year ended December 31, 2023. Related receivable from the Parent, which is generally settled on a monthly basis, amounted to approximately $212,000 as of December 31, 2023.

6. **EMPLOYEE BENEFIT PLAN**

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Based upon each employee's length of service, the Company contributes up to $6,000. Matched contributions are gradually vested over 5 years and

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become fully vested at the fifth year of the participating employee's employment with the Company. The Company's contributions to the plan were approximately $29,000 for the year ended December 31, 2023 and are included in employee compensation and benefits in the accompanying statement of income.

7. PROPERTY AND EQUIPMENT

At December 31, 2023, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$	204,647
Furniture and fixtures		48,266
Total at cost		252,913
Less accumulated depreciation		(72,358)
Property and equipment - net	$	180,555

Depreciation expense amounts to approximately $17,000 for the year ended December 31, 2023.

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in October 2028.

Statement of Financial Condition Amounts Related to Leases

	As of December 31, 2023
ROU assets	$ 1,067,902
Lease liabilities	1,121,696
Remaining lease term, in years	4.8
Discount rate	4.49%

Future lease payments under this operating lease are as follows:

For the years ending December 31,		Amount
2024	$	258,600
2025		258,600
2026		258,600
2027		258,600
2028		215,497
Thereafter		-
Total undiscounted cash flows		1,249,897
Imputed interest		(128,201)
Amount on statement of financial condition	$	1,121,696
Lease Costs		
Fixed cost	$	247,469
Variable cost		11,393
Total lease cost	$	258,862

Rent expense was approximately $259,000 for the year ended December 31, 2023. Cash paid relating to this lease was approximately $249,000 for the year ended December 31, 2023.

9. CONCENTRATION OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2023. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and cash equivalent and time deposits in banks periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

10. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfil their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2023, but before February 9, 2024, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in these financial statements.

■■

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of SAMSUNG SECURITIES CO., LTD.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

TOTAL STOCKHOLDER'S EQUITY	$	38,013,335
NON-ALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:		
Receivable from Parent		211,587
Property and equipment, net		180,555
Prepaid income taxes		18,838
Time deposits		20,099,219
Other assets		501,871
Total non-allowable assets and other capital charges		21,012,070
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		17,001,265
HAIRCUTS ON SECURITIES POSITIONS		221,760
NET CAPITAL		16,779,505
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Minium net capital required (the greater of $250,000 or 2% of aggregate debits)		250,000
EXCESS NET CAPITAL	$	16,529,505

Note: There are no significant differences between the amounts above and the amounts as reported
in the Company's unaudited FOCUS Report as of December 31, 2023, filed on January 25, 2024.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of SAMSUNG SECURITIES CO., LTD.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

Board of Directors and Stockholder
of Samsung Securities (America), Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Samsung Securities (America), Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Ridgefield Park, New Jersey

February 9, 2024

sejong LLP

integrity·trust·professionalism

65 CHALLENGER ROAD. SUITE 250. RIDGEFIELD PARK, NJ 07660   T. 212.244.3940 | F. 201.242.0106

WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Samsung Securities (America), Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Samsung Securities (America), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Samsung Securities (America), Inc. claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) exemption provision and (2) Samsung Securities (America), Inc. stated that Samsung Securities (America), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Samsung Securities (America), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Samsung Securities (America), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 9, 2024



Samsung
Financial Networks

Samsung Securities America

1330 Avenue of the Americas, 10F New York NY 10019

Samsung Securities (America), Inc.'s Exemption Report

Samsung Securities (America), Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provision of 17 C.F.R § 240.15c3-3: (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the year ended December 31, 2023 without exception.

Samsung Securities (America), Inc.

I, Seuon Oh, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President
Title

[signature]
Signature

Feb. 9. 2024
Date